UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

x ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

o TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ______ to ______

Commission File Number 1-16349

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTORS CAPITAL HOLDINGS, LTD. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INVESTORS CAPITAL HOLDINGS, LTD.
230 Broadway East
Lynnfield, Massachusetts 01940
(781) 593-8565

Table of Contents
Report of Independent Registered Public Accounting Firm	Page 1
Statements of Net Assets Available for Plan Benefits	Page 2
Statement of Changes in Net Assets Available for Plan Benefits	Page 3
Notes to Financial Statements	Page 4
Schedule H, Line 4i Supplemental Schedule of Assets Held for Investment Purposes at End of Year	Page 10
Schedule H, Part IV, Line 4j Schedule of Reportable Transactions	Page 11
Exhibit 23.01	Page 13

To the Plan Administrator Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan Lynnfield, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net asset available for plan benefits of Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Investors Capital Holdings, Ltd. 401(k) as of December 31, 2008, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008, and the schedule of reportable transactions for the year ended December 31, 2008 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for plan benefits of Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan as of December 31, 2007 in accordance with standards of the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for plan benefits as of December 31, 2007 and, accordingly, do not express an opinion or any other form of assurance on it.

/s/Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
June 29, 2009

Statements of Net Assets Available for Plan Benefits

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

		(Unaudited)
December 31	2008	2007

Assets

Cash and Cash Equivalents	$ 23,312	$ 4,733
Participant Directed Investments at Fair Value	1,265,846	1,482,222
Non-Participant Directed Plan Interest in Investors Capital Holdings, Ltd.
Common Stock	534,963	1,229,960
Loans to Participants	12,415	21,931
Total Investments at Fair Value	1,836,536	2,738,846

Contributions Receivable:
Participant	8,345	-
Plan Sponsor	6,136	-
Total Contributions Receivable	14,481	-

Total Assets	1,851,017	2,738,846

Liabilities

Other Liabilities	1,406	1,406
Excess Contributions Payable	37,637	3,752
Total Liabilities	39,043	5,158

Net Assets Available for Plan Benefits	$ 1,811,974	$ 2,733,688

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets
Available for Plan Benefits

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

For the Year Ended December 31	2008

Additions to Net Assets:
Participant Contributions	$ 374,784
Plan Sponsor Contributions	279,550
Interest Income	2,509
Total Additions	656,843

Deductions from Net Assets:
Net Depreciation in Fair Value of Investments	1,383,803
Distributions to Participants	194,554
Administrative Expenses	200
Total Deductions	1,578,557

Net Decrease in Net Assets Available for Plan Benefits	(921,714)

Net Assets Available for Plan Benefits, Beginning of Year	2,733,688

Net Assets Available for Plan Benefits, End of Year	$ 1,811,974

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

1. Description of the Plan:

The following description of Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for more complete information regarding the terms of the Plan.

General: The Plan is a defined contribution plan covering all employees of Investors Capital Holdings, LTD and Investors Capital Corporation (collectively referred to as the “Plan Sponsors”). The Plan was established on January 1, 1998 and was amended and restated on January 1, 2009, to provide a systematic savings plan for eligible employees (“Participants”). Employees become eligible for participation in the Plan upon attaining 18 years of age and completion of three months of service or 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Sponsors have appointed an investment trustee and custodian, Sterling Trust Company ("trustee" or "Sterling"), to hold the Plan’s assets, execute investment transactions, and administer the Participants accounts.

Contributions: The Plan provides for employee pre-tax contributions. Participants may contribute up to 100% of their pre-tax compensation, subject to limitations under federal law. Rollover contributions from other qualified plans are allowed, with the approval of the Plan Administrator. The Plan provides that Participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make a catch-up contribution of $5,000 in 2008.

The Plan Sponsors match 100% of Participant contributions up to 6% of their eligible compensation in the form of Investor Capital Holding, Ltd. Common stock. During the year ended December 31, 2008, the Plan Sponsors made matching stock contributions to the Plan and a fair market value of $279,550 at the time of contribution.

Effective January 1, 2009, the Plan was amended to change the current mandatory Plan match to a discretionary match or profit sharing contribution to the Plan in any plan year in an amount determined by the Board of Director of the Plan Sponsor.

Participant Accounts: Each Participant's account is credited with the Participant's contribution and allocations of (a) the Plan Sponsors' contribution and (b) Plan earnings or losses, and (c) charged with an allocation of administrative expenses, if any. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting: Participants are immediately vested 100% in their contributions plus actual earnings thereon. Participants are 100% vested in the Plan Sponsors' contributions and the actual earnings thereon after completion of six years of credited service.

Participant Loans: Eligible Participants may borrow from their Plan accounts in amounts attributable to the Participant’s vested balance, for a maximum term of five years. If the loan is for the purchase of a principal residence, the term of the loan may be extended. A Participant may borrow a maximum of 50% of his or her eligible balance up to $50,000, reduced by the excess of the highest outstanding loan amount during the immediately preceding twelve-month period over the total outstanding loan balance on the date of the new loan. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The loan balance is secured by the Participant’s account and the interest rate is fixed at the inception of the loan in an amount equal to the prevailing interest rate charged by commercial lending institutions for loans of a similar nature. The interest rates charged on loans outstanding as of December 31, 2008, range from 6.25% to 9.25%, per annum, and the loans mature on various dates through March 2013.

Benefits and Withdrawals: The Plan requires benefits to be paid in the form of one lump-sum cash payment unless an election to receive an annuity is made. Upon termination of service due to death, disability or retirement, a Participant may elect to receive the full value of their plan account. There is no limit to the minimum funds required in order for a Participant to elect to maintain the account after separation from the Plan Sponsor.

Notes to Financial Statements (Continued)

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

1. Description of the Plan (Continued):

Hardship withdrawals are allowed under the provisions of the Plan and cannot exceed the amount required to meet the immediate financial need created by the hardship. The Participants will be suspended from making contributions for six months after the hardship withdrawal.

Forfeited Accounts: Forfeited amounts related to Plan Sponsors' matching contributions are used to reduce future Plan Sponsor contributions and expenses. During the year ended December 31, 2008, the Plan Sponsor did not use any forfeited amounts to reduce its matching contributions or Plan expenses. As of December 31, 2008, the Plan had forfeitures available to offset future Plan Sponsors' matching contributions and expenses in the amount of $42,511.

Plan Investments: The Plan’s investments are held by Sterling in various mutual funds, Investors Capital Holding, Ltd. common stock, and cash. Participants have the option to allocate their contributions in their individual accounts among various investment alternatives and to make transfers as specified in the Plan document. Participants may only re-allocate Plan Sponsors' contributions after they have been fully vested.

2. Significant Accounting Policies:

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Fair Value: Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157), for financial assets. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Investment Valuation and Income Recognition: Investments in mutual funds and Plan Sponsor common stock are stated at fair value utilizing quoted market prices in active markets as of December 31, 2008 and are classified within level 1 of the fair value hierarchy. Loans to Participants are valued at their outstanding balances, which approximate fair value, and are classified within level 2 of the fair value hierarchy. Interest and dividend income is recorded as earned. Purchases and sales of securities are reflected on a trade date basis.

The cumulative change in investment values at the beginning and end of each Plan year is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in value of investments and consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

Contributions: Contributions from the Plan Sponsor are accrued as of December 31, 2008 and 2007, based upon the contribution formula. Participant contributions are recorded in the period in which the Participants’ payroll deductions are made.

Payment of Benefits: Benefits are recorded when paid.

Expenses: Certain administrative expenses of the Plan are paid by the Plan Sponsor. All Participant-related administrative expenses and fees for maintenance of individual loans and distributions are deducted from the Participant's respective account.

Notes to Financial Statements (Continued)

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

2. Significant Accounting Policies (Continued):

Plan Exposure to Market and Credit Risk: The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect Participants' account balances and the amounts reported in the accompanying financial statements.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Plan may differ from those estimates.

3. Excess Contributions Payable:

Contributions received from Participants for 2008 are net of payments of $37,637 made during 2009 to certain active Participants, which have been determined to be excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. This excess contribution payable to the Participants is included in the Plan's statement of net assets available for plan benefits as excess contributions payable at December 31, 2008.

4. Party-in-Interest Transactions:

Certain Plan investments are managed by Sterling, trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $200 for the year ended December 31, 2008.

5. Tax Status:

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan and the related trust are currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the Plan Sponsor are of the opinion that the Plan and the related trust were tax exempt as of and for the year ended December 31, 2008.

6. Plan Termination:

While it is the intention of the Plan Sponsors to continue the Plan indefinitely, the Plan Sponsors reserve the right to terminate or amend the Plan at any time subject to the provisions of ERISA. In the event of termination, the accounts of all Participants shall become fully vested and Plan assets shall be distributed in accordance with the terms of the Plan. The Plan Sponsors may elect to continue to have the Plan’s assets held by the trustee until such time as the Participants terminate their employment with the Plan Sponsors.

Notes to Financial Statements (Continued)

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

7. Investments:

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007, are summarized as follows:

		(Unaudited)
	2008	2007
Participant Directed Mutual Funds:
First Eagle Global Fund A	$ 253,656
Vanguard Admiral Treasury Money Market	173,177
Third Avenue Fund	123,455
PIMCO Real Return A	97,520

Non-Participant Directed Common Stock:
Investors Capital Holdings, Ltd. Common Stock	534,963

Participant Directed Mutual Funds:
First Eagle Global Fund A		$ 263,926
Vanguard Admiral Treasury Money Market		199,499
Third Avenue Fund		163,987

Non-Participant Directed Common Stock:
Investors Capital Holdings, Ltd. Common Stock		1,229,960

The Plan's investments held at Sterling (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,383,803.

8. Fair Value:

The following tables set forth, by level within the fair value hierarchy, the Plan investment assets at fair value, as of December 31, 2008. As required by SFAS 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Investment Assets at Fair Value as of
			December 31, 2008
		Quoted Prices		Significant
		in Active Markets	Significant Other	Unobservable
		for Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Participant Directed
Investments at Fair Value	$ 1,265,846	$ 1,265,846	$ -	$ -
Non-Participant Directed Plan
Interest in Investors
Capital Holdings, Ltd.
Common Stock	534,963	534,963	-	-
Cash and Cash Equivalents	23,312	23,312	-	-
Loans to Participants	12,415	-	12,415	-
Total Assets	$ 1,836,536	$ 1,824,121	$ 12,415	$ -

Notes to Financial Statements (Continued)

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan

9. Reconciliation of Financial Statements to Form 5500:

As of December 31, 2008 and 2007, excess contributions payable in the amount of $37,637 and $3,752, respectively, have been excluded from the Plan's Form 5500 and included in the Plan's net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

		(Unaudited)
	2008	2007

Net Assets Available for Plan Benefits, Per Financial Statements	$ 1,811,974	$ 2,733,688
Add: Excess Contributions Payable	37,637	3,752
Less: Revenue Sharing Interest Income	(937)	-

Net Assets Available for Plan Benefits, Per Form 5500	$ 1,848,674	$ 2,737,440

The following is a reconciliation of the net decrease in net assets available for plan benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

Net Decrease in Net Assets Available for Plan Benefits, Per Financial Statements	$ (921,714)
Less: 2008 Excess Contributions Payable	37,637
Add: 2007 Excess Contribution Payable	(3,752)
Add: 2008 Revenue Sharing Interest Income	(937)
Net Decrease in Net Assets Available for Plan Benefits, Per Form 5500	$ (888,766)

Schedule H, Line 4i Supplemental Schedule
Assets Held for Investment Purposes at End of Year

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan
EIN#04-3284631/Plan #001

Assets held by the Plan for investment purposes as of December 31, 2008, are summarized as follows:

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost	Value

		Cash Equivalents:
*	Investors Capital	Investors Capital Holding, Ltd. Money Market
	Holding, Ltd.	Account	**	$ 15,168
*	Sterling	Sterling Money Market Account	**	8,144

		Mutual Funds:
	First Eagle	First Eagle Global Fund A	**	253,656
	Vanguard	Vanguard Admiral Treasury Money Market	**	173,177
	Third Avenue	Third Avenue Fund	**	123,455
	PIMCO	PIMCO Real Return A	**	97,520
	Permanent	Permanent Portfolio Fund	**	82,727
	Vanguard	Vanguard Index Trust Small Cap	**	81,152
	Oppenheimer	Oppenheimer Strategic Income A	**	80,349
	T. Rowe Price	T. Rowe Price Capital Appreciation	**	67,968
	American Century	American Century Income Investor	**	54,378
	GAMCO Investors	Gabell Asset Fund	**	38,421
	Baron	Baron Small Cap	**	33,069
	Oberweis	Oberweis Emerging Growth Portfolio	**	28,994
	Royce	Royce Total Return	**	26,242
	RS Investments	RS Partners Fund	**	20,962
	Luther King Capital	LKCM Small Cap Equity Fund
	Management		**	19,342
	Templeton	Templeton Global Bond Fund A	**	15,993
	Loomis Sayles	Loomis Sayles Bond Fund	**	11,010
	Alpine	Alpine U.S Real Estate Equity Fund	**	3,328
	Northern	Northern Trust Income	**	634

		Common Stock:
*	Investors Capital	Non-Participant Directed Investors Capital
	Holding, Ltd.	Holdings, Ltd. Common Stock	$ 493,178	534,963
*	Investors Capital	Participant Directed Investors Capital Holdings,
	Holding, Ltd.	Ltd. Common Stock	**	53,469

*	Participants	Loans to Participants, with interest rates
		ranging from 6.25% to 9.25%, maturing
		through March 2013	**	12,415

				$ 1,836,536

(*) Represents a party-in-interest to the Plan.
(**) Cost information may be omitted for the participant-directed transactions under an individual account plan.

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions

Investors Capital Holdings, Ltd.
401(k) Profit Sharing Plan
EIN#04-3284631/Plan #001

Series of transactions in excess of five percent of Plan assets for the year ended December 31, 2008 are as follows:

(b)
	(a)	Descriptions of Asset		(c)			(i)
	Identity of	(include interest rate and	Number of	Purchase	(d)	(g)	Net Gain or
Shares/Units	Party Involved	maturity in case of a loan)	Transactions	Price	Selling Price	Cost of Asset	(Loss)

273,323	*Investors Capital Holdings	Corporate Stock-Common	136	$311,200	$ ---	$ ---	$ ---
Stock

*A party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009

                                                                                                                                                                                                      By: /s/Terry Erickson
                                                                                                                                                                                                      ________________________________________________
                                                                                                                                                                                                      Terry Erickson, Plan Administrator
                                                                                                                                                                                                      Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan

Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation, by reference in the Registration Statements No. 333-43664 on Form S-8 of Investors Capital Holdings, Ltd., of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Investors Capital Holdings, Ltd. 401(k) Profit Sharing Plan as of December 31, 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Investors Capital Holding, Ltd. 401(k) Profit Sharing Plan.

/s/Moody, Famiglietti & Andronico, LLP ____________________________________________ Moody, Famiglietti & Andronico, LLP Tewksbury, Massachusetts June 29, 2009